

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

David M. Ratcliffe
Chairman, President and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard N.W.
Atlanta, Georgia 30308

> **Re: The Southern Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2010**
> **File No. 001-03526**

Dear Mr. Ratcliffe:

We have reviewed your letter dated September 17, 2010 in response to our comment letter dated September 7, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed April 13, 2010

Certain Relationships and Related Transactions, page 64

1. We note your response to comment seven in our letter dated September 17, 2010. Please enhance your disclosure as to who the responsible individual is that approves those transactions reportable under Item 404(a) of Regulation S-K. To the extent this responsible individual may vary based on the type of transaction, please describe how the

responsible individual may vary based on the transaction contemplated. Please see Item 404(b)(1)(iii) of Regulation S-K.

Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: G. Edison Holland, Jr.